                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                          Foothill Independent Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344905104
                       -----------------------------------
                                 (CUSIP Number)

                Jeffrey R. Poss, Esq., Willkie Farr & Gallagher,
                  787 Seventh Avenue, New York, New York 10019
                                 (212) 728-8000
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 2 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Basswood Partners, L.L.C.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00 %
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 3 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 344905104                                            Page 4 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bennett Lindenbaum

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The purpose of this Amendment No. 19 to the previously filed Schedule 13D is to report the sale by the Reporting Persons of all Shares (as defined below) beneficially owned by each of them.

Item 1. Security and Issuer
---------------------------

     No change.

Item 2. Identity and Background
-------------------------------

     This Statement has been filed on behalf of the Reporting Persons, namely Basswood Partners, L.L.C. ("Basswood"), a Delaware limited liability company, and Matthew Lindenbaum and Bennett Lindenbaum, the managing members of Basswood. The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P., a Delaware limited partnership (the "Partnership") and Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and is the investment general partner of certain partnerships (including Jet I, L.P., a Delaware limited partnership ("Jet I")), which from time to time acquired shares of common stock ("Shares") of Foothill Independent Bancorp ("Foothill"). Basswood Capital Management, LLC, a Delaware limited liability company ("BCM"), of whom Matthew Lindenbaum and Bennett Lindenbaum are managing members, acts as investment manager to Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International") and acts as advisor to several managed accounts. The Partnership, Basswood International, Whitewood and Jet I are referred to collectively as the "Accounts." As of the date hereof, no Shares are owned beneficially by Basswood, any of the Accounts, Matthew Lindenbaum or Bennett Lindenbaum.

     During the last five years, none of the Reporting Persons nor any of the Accounts has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

     Each of Messrs. Matthew Lindenbaum and Bennett Lindenbaum is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations
----------------------------------------------------------

     Not applicable.

Item 4. Purpose of Transaction
------------------------------

     On March 29, 2000, the Partnership, Basswood, BCM, Whitewood, Basswood International, Matthew Lindenbaum and Bennett Lindenbaum (collectively, the "Basswood Group" and each a "Member" thereof) entered into a Stock Purchase Agreement, dated as of March 29,2000 (the "Purchase Agreement"), with Foothill. Pursuant to the terms of the Purchase Agreement, on March 31, 2000, the Basswood Group sold to Foothill and certain of its officers and directors, and Foothill and such officers and directors, purchased from the Basswood Group, all of the 531,129 Shares beneficially held by the Basswood Group and its affiliates at a price of $11.50 per Share. Under the Purchase Agreement, each Member appointed each of George E. Langley and Donna Miltenberger as its true and lawful proxy and attorney-in-fact to vote any of such Member's Shares at any meeting of Foothill's shareholders for which the record date is any date preceding the date on which Foothill cancels the Shares purchased by it from the Basswood Group pursuant to the Purchase Agreement (including the Special Shareholders Meeting scheduled for April 25, 2000) and agreed to execute proxies or written instructions to any record holder of any of its Shares directing such recordholder to vote such Shares for the approval of all of the proposals submitted to a vote of Foothill's shareholders at the Special Shareholders Meeting scheduled for April 25, 2000. The foregoing description is qualified in its entirety by reference to the Purchase Agreement which is attached hereto as Exhibit A and is incorporated herein by reference.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

Item 5. Interest in Securities of the Company
---------------------------------------------

(a)-(b) As of the date hereof, the Reporting Persons do not beneficially own any Shares.

(c) Except as described in Item 4 and elsewhere herein, there have been no transactions by the Reporting Persons for the 60-day period preceding the date hereof.

(d) Not applicable.

(e) On March 31, 2000, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
        Securities of the Company
        -------------------------

     Except for the Purchase Agreement described above in Item 4 (Purpose of Transaction), and as disclosed in prior amendments to the previously filed
Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships among them or between them and any person which are required to be reported pursuant to Item 6 of the instructions to Schedule 13D.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     The following exhibits are filed hereto:

Exhibit A:     Stock Purchase Agreement, dated as of March 29, 2000, by and between Foothill, on the one hand, and the Basswood Group, on the other

Exhibit B:     An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of
               1934

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April __, 2000


                                        BASSWOOD PARTNERS, L.L.C.

                                        By: /s/ Matthew Lindenbaum
                                            ------------------------------
                                            Name:  Matthew Lindenbaum
                                            Title: Managing Member


                                        By: /s/ Bennett Lindenbaum
                                            ------------------------------
                                            Name: Bennett Lindenbaum
                                            Title:  Managing Member


                                            /s/ Matthew Lindenbaum
                                            ------------------------------
                                            Matthew Lindenbaum


                                            /s/ Bennett Lindenbaum
                                            ------------------------------
                                            Bennett Lindenbaum

                                  EXHIBIT INDEX

Exhibit             Title
-------             -----

Exhibit A:          Stock Purchase Agreement, dated as of March 29, 2000, by and between Foothill, on the one hand, and the Basswood Group, on the other

Exhibit B:          An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934